भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

082-04524

Date : 29-11-2008

Ref. No.: CO/S&B/SKT/2008/ 3243

The Securities & Exchange Commission,
Division of Corporate Finance
450, Fifth Street, N.W.,
Washington D.C. 20549,
U.S.A.

SUPPL

SEC Mail
Mail Processing
Section
DEC 3 0 2008
Washington, DC
109

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTOR

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3214 dated the November 29, 2008 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 20th November 2008.

Yours faithfully,

General Manager
Encl. as above

08006357

PROCESSED
JAN 0 7 2009
THOMSON REUTERS

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date : 29-11-2008
Ref. No.: CO/S&B/SKT/2008/3214

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTOR

In terms of Clause 31(c) of the Listing Agreement we enclose three copies each (of Hindi/English) of the Notice dated the 20th November, 2008, issued by our Chairman advising our shareholders that the General Meeting of the shareholders of the Bank will be held in the Bank's Auditorium, behind SBI Madame Cama Road branch, State Bank Bhavan Compex, Madame Cama Road, Mumbai- 400 021, on Monday, the 12th January, 2009 at 10.00 A.M.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कार्पोरेट केंद्र CORPORATE CENTRE

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Monday the 12th January 2009, in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan Complex, Madame Cama Road, Mumbai-400 021 (Maharashtra) at 10.00 a.m., for transaction of the following business:

> " to elect one Director to the Central Board of the Bank under the provisions of Section 19 (c) read with Section 25(2) of the State Bank of India Act, 1955."

2. The election is being held to fill in the vacancy caused by the resignation of Sri Suman Kumar Bery, particulars of which are furnished below:

Name of the Director	Elected on	Term
Sri. Suman Kumar Bery	23-06-2008	24-06-2008 to 23-06-2011 ***resigned w.e.f. 19-09-2008**

3. The term of the Director elected will be for the remaining unexpired period i.e. from 13th January 2009 to 23rd June 2011.

4. The nomination forms for the election of the Shareholder Director, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office (Corporate Centre) of the Bank. The nomination forms, duly filled up, with all connected documents should be submitted to the Bank at its Central Office (Corporate Centre) by 5.45 pm on or before Monday, the 15th December, 2008(closing date). No nomination form received after the closing date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTOR" and addressed to:

> The Secretary, Central Board,
> State Bank of India, Central Office,
> 19th Floor, State Bank Bhavan,
> Madame Cama Road, Mumbai – 400 021

5. Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the Register of the Bank's shareholders as on the date of election, is eligible to vote.

6. Any Shareholder with 500 and above unencumbered shares registered in his/ her own right and not disqualified under Section 22 of State Bank of India Act 1955 and Section 20 of the Banking Regulation Act, 1949 is eligible to contest the election.

भारतीय स्टेट बैंक / SBI
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कारपोरेट केंद्र CORPORATE CENTRE

Central Office,
Madame Cama Road,
Mumbai – 400 021.

(O.P.BHATT)
CHAIRMAN

Date: 20th November 2008

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date:
04-11-2008
Ref. No.:
CO/S&B/SKT/2008/ 3063

SEC Mail Processing Section
DEC 30 2008
Washington, DC
109

FILE NO. 32.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : LIMITED REVIEW REPORT
OF UNAUDITED FINANCIAL RESULTS FOR THE
QUARTER/HALF-YEAR PERIOD ENDED – 30TH SEPTEMBER, 2008

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3050 dated the November 04, 2008 addressed to Bombay Stock Exchange, Mumbai, alongwith a copy of Limited Review Report.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
04-11-2008
Ref. No.:
CO/S&B/SKT/2008/3050

FILE NO. 32.4524

Dear Sir/Madam,

LISTING AGREEMENT : LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR PERIOD ENDED – 30th SEPTEMBER, 2008

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the Limited Review report of unaudited financial results of the Bank for the quarter/half-year period ended the 30th September 2008, by the Auditors.

Yours faithfully,

General Manager
Encl. as above

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER 2008

		Particulars	State Bank of India				
			Quarter ended		Half year ended		Year ended
			30.09.2008 (Reviewed)	30.09.2007 (Reviewed)	30.09.2008 (Reviewed)	30.09.2007 (Reviewed)	31.03.2008 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	15566.50	11616.28	29365.70	22706.77	48950.31
	(a)	Interest/discount on advances / bills	11482.08	8365.07	21496.07	16353.59	35228.11
	(b)	Income on Investments	3828.70	2862.96	7336.64	5461.30	11944.16
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	201.81	386.61	408.88	888.67	1200.08
	(d)	Others	53.91	1.64	124.11	3.21	577.96
2		Other Income	2343.14	2041.94	4747.01	3180.54	8694.93
3		TOTAL INCOME (1+2)	17909.64	13658.22	34112.71	25887.31	57645.24
4		Interest Expended	10111.15	7853.36	19092.69	14742.48	31929.08
5		Operating Expenses (i) + (ii)	3605.28	3091.64	6864.47	6069.65	12608.61
	(i)	Employee cost	2221.20	1995.22	4352.15	4021.59	7785.87
	(ii)	Other Operating Expenses	1384.08	1096.42	2512.32	2048.06	4822.74
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	13716.43	10945.00	25957.16	20812.13	44537.69
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4193.21	2713.22	8155.55	5075.18	13107.55
8		Provisions (other than tax) and Contingencies (net of write-back)	610.61	85.71	2160.08	245.08	2668.65
		--- of which provisions for Non-performing assets	911.05	-16.47	663.65	489.85	2000.94
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00
10		Profit from Ordinary Activities before tax (7-8-9)	3582.60	2627.51	5995.47	4830.10	10438.90
11		Tax expenses	1322.88	1016.09	2094.96	1792.87	3709.78
12		Net Profit from Ordinary Activities after tax (10-11)	2259.72	1611.42	3900.51	3037.23	6729.12
13		Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2259.72	1611.42	3900.51	3037.23	6729.12
15		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	526.30	634.88	526.30	631.47
16		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	48401.19	30503.66	48401.19	30503.66	48401.19
17		Analytical Ratios					
	(i)	Percentage of shares held by Government of India	59.41%	59.73%	59.41%	59.73%	59.73%
	(ii)	Capital Adequacy Ratio	12.14%	12.85%	12.14%	12.85%	13.54%
	(iii)	Earnings Per Share (EPS) (in Rs.)					
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	35.61 (not annualised)	30.55 (not annualised)	61.53 (not annualised)	57.58 (not annualised)	126.62
		(b) Basic and diluted EPS after Extraordinary items	35.61 (not annualised)	30.55 (not annualised)	61.53 (not annualised)	57.58 (not annualised)	126.60
	(iv)	NPA Ratios					
		(a) Amount of gross non-performing assets	12552.32	11193.92	12552.32	11193.92	13599.49
		(b) Amount of net non-performing assets	6617.86	5831.29	6617.86	5831.29	7424.34
		(c) % of gross NPAs	2.51%	3.07%	2.51%	3.07%	3.21%
		(d) % of net NPAs	1.34%	1.63%	1.34%	1.63%	1.78%
	(v)	Return on Assets (Annualised)	1.13%	0.99%	0.99%	0.99%	1.01%
18		Public Shareholding					
		--- No. of shares	257673022	211959678	257673022	211959678	254263176
		--- Percentage of Shareholding	40.59%	40.27%	40.59%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Half year ended		Year ended
			30.09.2008 (Reviewed)	30.09.2007 (Reviewed)	30.09.2008 (Reviewed)	30.09.2007 (Reviewed)	31.03.2008 (Audited)
1		Segment Revenue (income)					
	a	Treasury	4314.49	3262.98	8643.39	5582.16	13982.33
	b	Corporate / Wholesale Banking	5094.81		9508.74		15662.77
	c	Retail Banking	8500.34	12909.83	15960.58	25758.22	27654.45
		Less Inter Segmental	0.00	2514.59	0.00	5453.07	
		Total	17909.64	13658.22	34112.71	25887.31	57299.55
2		Segment Results (Profit before tax)					
	a	Treasury	108.68	641.74	-708.18	325.03	1230.76
	b	Corporate / Wholesale Banking	1572.93		2601.04		4961.26
	c	Retail Banking	2337.03	2422.35	4964.96	5307.72	5617.52
		Total	4018.64	3064.09	6857.82	5632.75	11809.54
		Add / (Less) : Unallocated	-436.04	-436.58	-862.35	-803.15	-1370.64
		Profit before Tax	3582.60	2627.51	5995.47	4829.60	10438.90
		Less : Tax	1322.88	1016.09	2094.96	1792.37	3709.78
		Less : Extraordinary Profit / Loss					0.00
		Net Profit	2259.72	1611.42	3900.51	3037.23	6729.12
3		Capital Employed (Segment Assets - Segment Liabilities)					
	a	Treasury	13166.77	3399.94	13166.77	3399.94	13166.77
	b	Corporate / Wholesale Banking	29478.56		29478.56		29478.56
	c	Retail Banking	6387.33	27898.62	6387.33	27898.62	6387.33
		Total	49032.66	31298.56	49032.66	31298.56	49032.66

1. Capital employed are as on 31st March of the previous year
2. The segment information is as certified by management and relied upon by the Auditors.

FILE NO. 32.4524

FILE NO. 82.4524

Notes:

1. The working results for the period ended 30th September 2008 have been arrived at after considering provisions for NPAs, Bonus, Employees' Benefits, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. During the period ended 30th September 2008, the Bank has issued 34,09,846 equity shares of Rs. 10/- each for cash at a premium of Rs. 1580 per equity share i.e. at Rs. 1590 per equity share aggregating to Rs.542.17 Crore to its employees under SBI Employees Share Purchase Scheme – 2008 (SBI ESPS – 2008). The issue of equity shares under SBI ESPS-2008 has been accounted in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) guidelines 1999.

3. During the period ended 30th September 2008, the Bank has made aggregate investments of Rs. 656.69 Crore in its subsidiaries / associates for the purpose of funding their business growth. Further, the Bank has increased its stake in Indian Ocean International Bank Ltd. (IOIB) Mauritius, from 62.58% to 66.53% and in Global Trade Finance Ltd. from 92.03% to 92.60%.

4. During the period, the bank has set up a custodial services company namely SBI Custodial Services Pvt. Ltd., in joint venture with Societe Generale, France. Pending regulatory approval for subscription of equity by the joint venture partner, the bank is holding 100% equity stake in the said joint venture.

5. During the period, the bank has signed letter of intent for setting up of joint venture company for undertaking General Insurance Business.

6. The Bank has divested 10% equity stake in its wholly owned subsidiary SBI Pension Fund Pvt. Ltd at cost in favour of its subsidiaries. As a result of this divestment, the bank's total equity stake (including indirect stake) has come down to 96.85%.

7. The Govt. of India has notified the acquisition by the Bank of the State Bank of Saurashtra (SBS), a wholly owned subsidiary of the Bank, with effect from 13th August 2008. Pursuant to the said notification, the entire undertaking of the erstwhile SBS stands acquired by the bank. The acquisition of SBS has been accounted using pooling of interest method as per Accounting Standard 14. The goodwill arising on acquisition amounting to Rs. 0.65 Crore has been charged off to the revenue during the period. The figures of the current period include the working results of the branches of erstwhile SBS for the period from 14th August 2008. Accordingly, the figures of the previous period are strictly not comparable.

8. The Boards of the Bank and its wholly owned subsidiary, SBI Commercial and International Bank Ltd. (SBICI), has approved draft scheme of acquisition of the SBICI by the SBI. The scheme is yet to be approved by the RBI and notified by the Government of India. Pending such approval/ notification, no effect has been given to the said scheme in the working results.

9. The Central Government has notified the "Agricultural debt waiver and debt relief Scheme 2008", which provides for waiver/relief of loans due from farmers fulfilling conditions stipulated in the scheme. As per scheme, the bank has (i) waived off loans along with interest and charges due from eligible farmers by writing off such loans and (ii) has granted relief by way of waiver of part amount due from eligible farmers who have agreed to settle their dues as per scheme. The eligible principal amount along with overdue interest, which has been waived or for which relief has been granted to eligible farmers is recoverable from

Central Government in various instalments as per scheme. The amount receivable from Central Government on account of debt waiver is Rs. 5492 Crore and on account of debt relief is Rs. 274 Crore, which has been treated as part of advances and other assets respectively in accordance with the scheme. The Government of India has agreed to provide interest on the amount receivable from it and accordingly no provision for loss of interest on present value terms has been made. The bank has, however, made provision of Rs. 120 Crore towards present value of loss of interest on amount receivable from eligible farmers. Further, the bank has retained prudential provision of Rs. 400 Crore on non performing agricultural advances, which are rendered surplus on settlement of dues as per scheme. The figures of debt relief are subject to payment of dues by the farmers.

10. The Eighth Bipartite Settlement entered into by the Indian Bank's Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 693 Crore has been made during the period for the Bank's estimated liability in respect of wage revision.

11. Effective from 31st March, 2008, the Bank has changed its accounting policies in respect of :-

    - Recognition of dividend on shares of corporate bodies from realization basis to accrual basis where the right to receive the dividend is established.
    - Accounting of Mark-to-Market (MTM) gains / losses in case of forex OTC options, whereby the balance in premium received on options sold and premium paid on option bought have been considered to arrive at MTM value for forex OTC options.

    There is no material impact on net profit for the period due to these changes in accounting policies.

12. Effective from 31st March 2008, the Bank has reclassified its Primary Segments as Treasury, Corporate/Wholesale Banking and Retail Banking business in line with the directions issued by RBI. The Bank had been classifying the Banking and Treasury Operations as Primary Segments. In view of this, the Segment figures for the corresponding quarter of the previous year are not comparable.

13. Effective from 31st March 2008, the Bank has adopted AS 15 (Revised 2005) 'Employee Benefits'. The provisions for employee benefits for the current period are based on AS 15 (Revised 2005). Hence, the figures of corresponding period of previous year are not comparable.

14. Inter Office transactions between branches, controlling offices and local head offices and corporate centre establishment have been reconciled up to 31st March 2008. Further, pipeline transactions in respect of foreign exchange, gold, currency transactions and Government transactions are under reconciliation. Steps for adjustment/elimination of outstanding entries are in progress. These balances are subject to reconciliation, the ultimate effect of which is not expected to be material.

15. The Bank's Pension fund rules state that the Bank shall contribute 10% of salary to the Pension Fund. The Government of India has advised the Bank to contribute to the Pension Fund in accordance with fund's rules. However, in order to comply with Accounting Standard 15 (Revised 2005), and to make adequate prudential provisions in accordance with the actuarial valuations, the Bank has made an additional contribution of Rs. 170 Crore (Previous Period Rs. 512 Crore) over and above 10% of salary as stipulated in Bank's Pension Fund Rules. The Bank has taken up the matter with Govt. of India for amendment of rules.

FILE NO. 82.4524

16. Number of Investors Complaints received and disposed of during the quarter ended 30th September 2008:
    i. Pending at the beginning of the quarter – 02. (ii) Received during the quarter – 88. (iii) Disposed of during the quarter – 85 (iv) Lying unresolved at the end of the quarter – 05.

17. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

S. K. BHATTACHARYYA
Managing Director
and Chief Credit & Risk Officer

O. P. BHATT
Chairman

In terms of our Review Report of even date

M. M. Nissim & Co.,
Chartered Accountants
Sanjay Khemani
Partner: M.No.044577

Khandelwal & Jain & Co.,
Chartered Accountants
Shivratan Agarwal
Partner: M. No. 104180

R G N Price & Co.,
Chartered Accountants
P. M. Veeramani
Partner: M. No. 023933

S. K. Mittal & Co.,
Chartered Accountants
S. K. Mittal
Partner: M.No.008506

Vinay Kumar & Co.,
Chartered Accountants
V. K. Agrawal
Partner: M. No. 013795

D. P. Sen & Co.,
Chartered Accountants
S. K. Nayak
Partner: M. No. 058711

V K Jindal & Co.,
Chartered Accountants
V. K. Jindal
Partner: M. No. 070666

Jain Kapila Associates
Chartered Accountants
D. K. Kapila
Partner: M. No. 016905

Vardhaman & Co.,
Chartered Accountants
V. Baskaran
Partner: M. No. 012202

A K Sabat & Co.,
Chartered Accountants
A. K. Sabat
Partner: M. No. 030310

Datta Singla & Co.,
Chartered Accountants
Yogesh Monga
Partner: M. No. 099813

Dutta Sarkar & Co.,
Chartered Accountants
G. C. Mukherjee
Partner: M. No. 017630

G M Kapadia & Co.,
Chartered Accountants
Rajen Ashar
Partner: M No. 048243

27th October 2008

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE PERIOD ENDED 30TH SEPTEMBER 2008

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the period ended September 30, 2008. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2. The financial results incorporate the relevant returns of **42** branches reviewed by us, **45** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank, **15** Foreign Offices reviewed by local auditors specially appointed for this purpose, **391** branches reviewed by Bank's own officials acting as Concurrent Auditors, the returns of **352** branches certified by Branch Managers as per instructions of the Bank's Management, and un-reviewed returns in respect of **10528** branches (including 19 Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports received from the Bank's Concurrent Auditors, local auditors of Foreign Offices and Branch Managers of domestic branches, aggregating to **803** branches / offices. Apart from these review reports, in the conduct of our review, we have also relied upon various returns received from the branches of the Bank. These review reports, including those of 352 branches returns certified by Branch Managers as per instructions of the Bank's Management, cover **62.27%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **57.33%** of Non Performing Advances (NPAs) as on September 30, 2008, including those certified at 352 branches by the Branch Managers as per instructions of the Bank's Management.

3 We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review conducted as above and subject to limitation in scope as mentioned in Para 2 above nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

M. M. Nissim & Co.,
Chartered Accountants
Sanjay Khemani
Partner : M.No.044577

Khandelwal & Jain & Co.,
Chartered Accountants
Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants
P. M. Veeramani
Partner : M.No. 023933

S. K. Mittal & Co.,
Chartered Accountants
S. K. Mittal
Partner : M.No.008506

Vinay Kumar & Co.,
Chartered Accountants
V. K. Agrawal
Partner : M.No. 013795

D. P. Sen & Co.,
Chartered Accountants
S. K. Nayak
Partner : M.No. 058711

V K Jindal & Co.,
Chartered Accountants
V. K. Jindal
Partner : M.No. 070666

Jain Kapila Associates
Chartered Accountants
D. K. Kapila
Partner : M.No. 016905

Vardhaman & Co.,
Chartered Accountants
V. Baskaran
Partner : M.No. 012202

A K Sabat & Co.,
Chartered Accountants
A. K. Sabat
Partner : M.No. 030310

Datta Singla & Co.,
Chartered Accountants
Yogesh Monga
Partner : M.No. 099813

Dutta Sarkar & Co.,
Chartered Accountants
G. C. Mukherjee
Partner : M.No. 017630

G M Kapadia & Co.,
Chartered Accountants
Rajen Ashar
Partner : M No. 048243

27th October 2008.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date 08.12.2008
Ref. No.: CO/S&B/SKT/2008/ 3303

SEC Mail
Mail Processing
Section
DEC 30 2008
Washington, DC
109

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3289 dated 08.12.2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl: as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date: 08.12.2008
Ref. No.: CO/S&B/SKT/2008/3289

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO. 30

In terms of Clause 30 (b) of the Listing Agreement, we advise that Shri R. Sridharan, has been appointed as Managing Director on the Board of State Bank of India with effect from the 5th December 2008 to 30th June 2011, as per the Notification F.No. 8/1/2007-BO.1 dated 5th December 2008, by the Government of India.

2. In this connection, we enclose a copy of the Government of India Notification F.No. 8/1/2007-BO.1 dated 5th December 2008.

Yours faithfully,

General Manager
Encl. as above

FILE NO. 82.4524

[TO BE PUBLISHED IN PART II SECTION 3(ii) OF THE GAZETTE OF INDIA]

F.No. 8/1/2007-BO.I
Government of India
Ministry of Finance
Department of Financial Services

New Delhi, dated the 5th December, 2008
Agrahayana 14, 1930 (Saka)

NOTIFICATION

In exercise of the powers conferred by clause (b) of section 19 and sub-section (1) of section 20 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, after consultation with Reserve Bank of India, hereby appoints Shri R. Sridharan (DOB : 01.07.1951), MD & CEO, State Bank Capital Markets Ltd., as Managing Director, State Bank of India in the pay scale of Rs. 24050-600-26000/-, with effect from the date of taking over charge of the post and up to 30th June, 2011 i.e. till the last day of the month in which he would attain the age of superannuation or until further orders, whichever is earlier.

(G.B. Singh)
Deputy Secretary to the Government of India

To,
The Manager,
Government of India Press,
Mayapuri Industrial Area,
Ring Road,
New Delhi

TOTAL P.01

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 11.12.2008
Ref. No.: CO/S&B/SKT/2008/ 3337

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3327 dated 11.12.2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 11.12.2008

Ref. No.: CO/S&B/SKT/2008/3327

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36

In terms of Clause 36 of the Listing Agreement, we advise that the acquisition of SBI Commercial and International Bank Ltd. (SBICI) has been approved by Boards of State Bank of India and SBICI subject to necessary regulatory approvals.

Further, the Executive Committee of Central Board (ECCB) of State Bank of India and the Board of SBI Capital Markets Ltd. (SBICAP) have approved takeover of SBICAP Securities Ltd. (SSL) by State Bank of India from SBI Capital Markets Ltd. to make it a subsidiary of State Bank of India subject to necessary regulatory approvals.

Yours faithfully,

General Manager

S&B Deptt.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 24-11-2008
Ref. No.: CO/S&B/SKT/2008/SEC

FILE NO. 82.4524

SEC Mail
Mail Processing
Section
DEC 30 2008
Washington, DC
109

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3183 dated 24.11.2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 24-11-2008
Ref. No.: CO/S&B/SKT/2008/3183

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36

In terms of Clause 36 of the Listing Agreement, we advise that the State Bank of India has signed on November 24, 2008, a Joint Venture Agreement with Insurance Australia Group, to form a Joint Venture Company which will be engaged in General Insurance business in India. The formation of the Company will be subject to receipt of necessary regulatory clearances/approvals. SBI and IAG, subject to regulatory approval, will hold 74% and 26% respectively of the equity in the new company

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date : 29-11-2008
Ref. No.: CO/S&B/SKT/2008/ 3243

The Securities & Exchange Commission,
Division of Corporate Finance
450, Fifth Street, N.W.,
Washington D.C. 20549,
U.S.A.

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTOR

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/3214 dated the November 29, 2008 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 20th November 2008.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date : 29-11-2008
Ref. No.: CO/S&B/SKT/2008/3214

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTOR

In terms of Clause 31(c) of the Listing Agreement we enclose three copies each (of Hindi/English) of the Notice dated the 20th November, 2008, issued by our Chairman advising our shareholders that the General Meeting of the shareholders of the Bank will be held in the Bank's Auditorium, behind SBI Madame Cama Road branch, State Bank Bhavan Compex, Madame Cama Road, Mumbai- 400 021, on Monday, the 12th January, 2009 at 10.00 A.M.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Monday the 12th January 2009, in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan Complex, Madame Cama Road, Mumbai-400 021 (Maharashtra) at 10.00 a.m., for transaction of the following business:

" to elect one Director to the Central Board of the Bank under the provisions of Section 19 (c) read with Section 25(2) of the State Bank of India Act, 1955."

2. The election is being held to fill in the vacancy caused by the resignation of Sri Suman Kumar Bery, particulars of which are furnished below:

Name of the Director	Elected on	Term
Sri. Suman Kumar Bery	23-06-2008	24-06-2008 to 23-06-2011 ***resigned w.e.f. 19-09-2008**

3. The term of the Director elected will be for the remaining unexpired period i.e. from 13th January 2009 to 23rd June 2011.

4. The nomination forms for the election of the Shareholder Director, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office (Corporate Centre) of the Bank. The nomination forms, duly filled up, with all connected documents should be submitted to the Bank at its Central Office (Corporate Centre) by 5.45 pm on or before Monday, the 15th December, 2008(closing date). No nomination form received after the closing date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTOR" and addressed to:

The Secretary, Central Board,
State Bank of India, Central Office,
19th Floor, State Bank Bhavan,
Madame Cama Road, Mumbai – 400 021

5. Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the Register of the Bank's shareholders as on the date of election, is eligible to vote.

6. Any Shareholder with 500 and above unencumbered shares registered in his/ her own right and not disqualified under Section 22 of State Bank of India Act 1955 and Section 20 of the Banking Regulation Act, 1949 is eligible to contest the election.

END

Central Office,
Madame Cama Road,
Mumbai – 400 021.

Date: 20th November 2008

(O.P.BHATT)
CHAIRMAN